Filed By Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Registration No. 333-129871
ALLERGAN ANNOUNCES SIGNING OF FTC CONSENT ORDER
- - ANTICIPATES CLOSING EXCHANGE OFFER FRIDAY, MARCH 10, 2006 - -
IRVINE, Calif., March 6, 2006 — - Allergan, Inc. (NYSE: AGN) today announced that it is extending the expiration date of its exchange offer for all outstanding shares of common stock of Inamed Corporation (NASDAQ: IMDC), as U.S. antitrust approval of the Inamed acquisition has not yet been received. The U.S. antitrust approval by the Federal Trade Commission (FTC) is the only remaining antitrust clearance required to complete the Inamed acquisition.
“Given our continuous progress, we expect this will be the last extension of our exchange offer,” said David E.I. Pyott, Allergan’s Chairman of the Board and Chief Executive Officer. “We are pleased to report that Allergan and Inamed have signed a consent order that, if approved and signed by the Federal Trade Commission, will allow Allergan to complete its acquisition of Inamed.”
The exchange offer will now expire at 6:00 p.m. Eastern Time on Friday, March 10, 2006. The exchange offer previously was scheduled to expire at 6:00 p.m. Eastern Time on Wednesday, March 8, 2006. As of 4:30 p.m. Eastern Time on Friday, March 3, 2006, approximately 17,779,617 shares, representing approximately 48% of Inamed’s outstanding common stock had been tendered.
Allergan believes that it will receive the results of the FTC’s review of the transaction this week. Assuming Allergan receives FTC approval prior to the Friday, March 10, 2006, expiration date, Allergan expects to close the exchange offer when it expires. Allergan anticipates that the exchange offer will not be extended and will expire this Friday, March 10, 2006, at 6:00 p.m. Eastern Time.
As previously stated, Allergan intends to promptly announce the results of the U.S. antitrust review upon completion, but depending upon the timing of notice from the FTC, Allergan may not be able to give significant advance notice before the exchange offer expires. Accordingly, Allergan strongly encourages all Inamed stockholders to tender their shares before 6:00 p.m. Eastern Time on Friday, March 10, 2006, if they want to participate in the exchange offer.
In the exchange offer, Allergan is offering to exchange for each outstanding share of common stock of Inamed Corporation, either $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder. Elections of Inamed stockholders are subject to proration as described in Allergan’s Form S-4 registration statement initially filed with the Securities and Exchange Commission (SEC) on November 21, 2005, and subsequently amended, so that 45% of the aggregate Inamed shares tendered will be exchanged for cash and 55% of the aggregate Inamed shares tendered will be exchanged for shares of Allergan common stock.
To learn more about Allergan’s exchange offer for Inamed and the details of the transaction, please go to the Allergan website www.Allergan.com.

About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.
Forward-Looking Statements
This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts’ and others’ projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the proposed Inamed acquisition include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO in connection with the exchange offer. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.

Contact Information

Amy Bilbija or Dan Burch, MacKenzie Partners	212-929-5500 or 800-322-2885
Allergan Investor Relations	714-246-4636
Allergan Media Relations	714-246-5134
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